AH
4/11/03



03054454

SECU... ...MMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 65235

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 31 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 3, 2001 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DAV / WETHERLY FINANCIAL, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11601 Wilshire Blvd., Suite 650
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Feng, CPA Ernst & Young LLP (310) 551 7804
(Area Code — Telephone No.)

George M. Russo, DAV / Wetherly Financial LP (805) 573 1856

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

2049 Century Park East, STE 1600	Los Angeles	CA	90067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/19

OATH OR AFFIRMATION

I, George M. Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dow/Wetherly Financial LP, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



RUTZEL M. CASTILLO
Commission # 1350615
Notary Public - California
Los Angeles County
My Comm. Expires Apr 9, 2006

Signature

Financial Operations Principal
Title

Rutzel M. Castillo
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Control
- X (p) Copy of the most recent Part II A filed (electronically)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

DAV-Wetherly Financial, L.P.

For the Period July 3, 2001 (inception) to December 31, 2002
with Report of Independent Auditors

DAV-Wetherly Financial, L.P.

Financial Statements

For the period July 3, 2001 (inception) to December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
2049 Century Park East
Los Angeles, California 90067

Phone: (310) 277-0880
Fax: (310) 284-7970
www.ey.com

Report of Independent Auditors

To the Partners of
DAV-Wetherly Financial, L.P.

We have audited the accompanying statement of financial condition of DAV-Wetherly Financial, L.P. (the Partnership) as of December 31, 2002 and the related statements of operations, partners' capital and cash flows for the period July 3, 2001 (inception) to December 31, 2002. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAV-Wetherly Financial, L.P. at December 31, 2002, and the results of its operations and its cash flows for the period July 3, 2001 (inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 14, 2003

DAV-Wetherly Financial, L.P.

Statement of Financial Condition

December 31, 2002

Assets		
Cash	$	9,508
Total assets	$	9,508
Liabilities and partners' capital		
Current liabilities	$	500
Partners' capital		9,008
Total liabilities and partners' capital	$	9,508

See accompanying notes.

DAV-Wetherly Financial, L.P.

Statement of Operations

For the period July 3, 2001 (inception) to December 31, 2002

Revenues:	
Interest	$ 10
Total revenue	10
Expenses:	
Administrative	12,450
Dues and subscriptions	150
Education/training	3,343
Insurance	658
Supplies	209
Regulatory/license fees	6,613
Professional fees	12,622
Salaries	10,000
Taxes	800
Miscellaneous	157
Total expense	47,002
Net loss	$ (46,992)

See accompanying notes.

DAV-Wetherly Financial, L.P.

Statement of Partners' Capital

For the period July 3, 2001 (inception) to December 31, 2002

	General Partner	Limited Partner	Total Partners' Capital
Balance at July 3, 2001 (inception)	$ –	$ –	$ –
Contributed capital	560	55,440	56,000
Net loss	(470)	(46,522)	(46,992)
Balance at December 31, 2002	$ 90	$ 8,918	$ 9,008

See accompanying notes.

DAV-Wetherly Financial, L.P.

Statement of Cash Flows

For the period July 3, 2001 (inception) to December 31, 2002

Operating activities	
Net loss	$ (46,992)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in accounts payable	500
Net cash used in operating activities	(46,492)
Financing activities	
Capital contributions	56,000
Net cash provided by financing activities	56,000
Increase in cash	9,508
Cash at July 3, 2001 (inception)	–
Cash at end of period	$ 9,508
Supplemental disclosures	
Taxes paid	$ 800

See accompanying notes.

DAV-Wetherly Financial, L.P.

Notes to Financial Statements

December 31, 2002

1. Organization

DAV-Wetherly Financial, L.P. (the Partnership), a California limited partnership, was formed on July 3, 2001 to operate as a licensed broker-dealer pursuant to Section 15(b) of the Securities Exchange Act. The Partnership was formed for the purpose of structuring and selling private offerings to institutional investors.

The partners' interests in the Partnership are as follows:

Wetherly Management, LLC (WM)	1% General Partner
Wetherly Capital Group, LLC (WCG)	99% Limited Partner

The Partnership is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(i).

The Partnership is a member in both the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation (SIPC). SIPC has suspended assessments based on net operating revenue at the time of this report. Therefore, a SIPC supplemental report is not included.

2. Summary of Significant Accounting Policies

Method of Accounting

The Partnership prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States. The Partnership's fiscal year end for tax and financial reporting purposes is December 31.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

For federal and state income tax reporting purposes each partner will report its share of taxable income or loss on its separate tax return. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

3. Net Capital Requirements

The Partnership is subject to the net capital requirements of the National Association of Securities Dealers, Inc. (NASD) and the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The NASD and the Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Partnership had net capital of approximately $9,008, which was $4,008 in excess of the amount required to be maintained at that date.

4. Related Party Transactions

Administrative overhead and salaries are charged to the Partnership from WM and WCG on a monthly basis. Administrative overhead and salaries allocated to the Partnership for the period from July 3, 2001 (inception) to December 31, 2002 totaled $21,500. On a go-forward basis, WCG will be the primary provider of financial consulting and due diligence services to the Partnership.

Supplemental Information

DAV-Wetherly Financial, L.P.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2002

Computation of net capital		
Total partners' capital	$	9,008
Total regulatory capital		9,008
Deductions and/or charges:		
Nonallowable assets:		
None		–
Net capital before haircuts on securities positions		9,008
Haircuts on securities		–
Net capital	$	9,008
Computation of alternative net capital requirement		
Net capital requirement (minimum)	$	5,000
Excess net capital	$	4,008

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Partnership's unaudited December 31, 2002 Part IIA FOCUS filing.

DAV-Wetherly Financial, L.P.

Statement Regarding Rule 15c3-3

December 31, 2002

The Partnership is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplementary Report

Ernst & Young

Ernst & Young LLP
2049 Century Park East
Los Angeles, California 90067

Phone: (310) 277-0880
Fax: (310) 284-7970
www.ey.com

Independent Auditor's Supplementary Report on Internal Control

Partners
DAV-Wetherly Financial, L.P.

In planning and performing our audit of the financial statements and supplemental information of DAV-Wetherly Financial, L.P. (the Partnership), for the period July 3, 2001 (inception) to December 31, 2002, we considered its internal control to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 14, 2003